FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File No.                33-52214

Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____________             Form 40-F              X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES       X                            NO ______

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3173

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)
Date: April 20, 2005

Lynne Taylor
Assistant Corporate Secretary

Form 6K Continued...	- 2 -

Exhibits

99.1	Quarterly Earnings Press Release, Managements Discussion & Analysis, unaudited first quarter financial statements for the period ended April 2, 2005, capital initiatives press release, certification of CEO, certification of CFO and Report of voting results.

J. Barrie Shineton President & Chief Executive Officer

April 20, 2005

To Our Shareholders:

Norbord's success in 2004 continued through the first three months of 2005. Earnings were equal to the outstanding first quarter of 2004, and almost double our earnings in the last quarter of 2004. These results were achieved with North American OSB prices that were 15% lower than the first quarter of 2004. Our ability to sustain these earnings is the result of our 2004 acquisitions and our continuing focus on cost containment and productivity improvements.

During the first quarter, North American housing starts and permits reached record levels.

Norbord's North American OSB production costs were 6% lower than the previous quarter, largely due to reduced costs associated with maintenance at our mills, and slightly lower costs for OSB resin. We generated record production in the first quarter. Production increased by 3% over the previous quarter, and nearly 20% over the first quarter last year.

Norbord's European panel business, which accounts for one-third of total assets, continued to perform well. Excellent progress was made in integrating the new Genk mill into our European business and increasing the mill's OSB production. European OSB prices, which are less volatile than North American OSB prices, remained strong despite some softness in demand. MDF and particleboard markets were markedly improved over the first quarter of 2004.

In broad terms, Norbord's priorities are three-fold:

  Maximize cash flow and earnings potential

  Provide superior returns to our shareholders

  Grow the company strategically and opportunistically

We believe that our performance has clearly demonstrated the ability to generate attractive earnings and cash flow not only at this point in the business cycle, but also during weaker periods when higher cost competitors struggle.

With respect to meeting shareholder expectations of superior returns, I am pleased to report that your Board of Directors approved the payment on May 20, 2005 of another special common dividend of CAD $1.00 per share, which is over and above our regular annual 40-cent dividend. This is the second special dividend we've declared in the last 12 months. It affirms our financial strength and favorable business outlook and our belief that maintaining an efficient capital structure maximizes shareholder value.

Norbord Inc.	Tel 416 360-2251
Suite 600	Fax 416 360-2273
1 Toronto Street	Barrie.Shineton@norbord.com
Toronto, Ontario	www.norbord.com
Canada M5C 2W4

J. Barrie Shineton President & Chief Executive Officer

We will further enhance shareholder value by redeeming the remaining CAD $60 million of our Series 1 preferred shares. This will simplify and improve the quality of our capital structure and will generate more than $1 million a year in incremental net income.

We continue to repurchase common shares under our normal course issuer bid because we believe our shares represent good value. Since last November, we have repurchased approximately 3.7 million shares under the 7.5 million-share program.

Consistent with our growth strategy, we will expand Norbord's North American OSB production capacity by 15% over the next two years.

We will double the size of our OSB mill at Cordele, Georgia on receipt of final environmental permitting, which we expect shortly. Cordele will become one of the largest and most cost efficient mills in the world with close to one billion square feet of production. This $135 million project is the preferred means of growing capacity at this time versus the alternatives of building an entirely new facility or pursuing an acquisition. The advantages include:

  Lower capital costs
  A short construction timeline
  Faster start-up
  An experienced and knowledgeable workforce
  An existing procurement infrastructure and a low cost wood supply base Close proximity to the robust housing market in the US South Favorable on-going manufacturing costs

OSB continues to be our industry's best growth opportunity and Norbord intends to maintain its leadership position, particularly in the US South.

We are confident that 2005 will be another excellent year for Norbord, and that we will deliver on the priorities outlined in this letter. We look forward to reporting on our second quarter progress in late July.

NEWS RELEASE

Norbord Posts Strong First Quarter Results

  First quarter earnings of $84 million or 55 cents/share
  Annualized Return on Equity -- 62%
  Annualized Return on Capital Employed -- 65%

Note: Financial references in US dollars unless otherwise indicated

TORONTO, ON (April 20, 2005) -- Higher OSB production and a robust North American housing market led to continuing strong results for Norbord Inc. during the first three months of 2005. The Company reported that first quarter earnings of $84 million or $0.55 per common share were more than double the previous quarter earnings of $41 million or $0.26 per share, and exceeded earnings in the first quarter of 2004 of $81 million or $0.54 per share.

"Although average North American OSB prices were considerably lower in the first quarter this year compared with last year, Norbord's results continued at the same strong pace, thanks to higher OSB production levels from existing assets, the positive impact from acquisitions and a continuing focus on manufacturing costs," said Barrie Shineton, Norbord President and Chief Executive Officer. "We expect that 2005 will be an excellent year for panel producers such as Norbord."

Mr. Shineton said Norbord's cash flow will allow the company to pursue a series of shareholder value-enhancing initiatives. In a separate announcement today, Norbord said its Board of Directors has approved a special dividend payment of CAD $1.00 per common share, the redemption of all outstanding preferred shares, continued common share repurchases and the expansion of its North American oriented strand board capacity.

1st Quarter 2005 Highlights

  Doubled earnings over 4th quarter, 2004
  Increased OSB production 24% versus 1st quarter, 2004
  Reduced North American OSB production costs 6% quarter over quarter.
  Announced special dividend to common shareholders of CAD$1.00/share, payable on May 20, 2005
  Announced redemption of preferred shares, effective May 20, 2005
  Announced plans to expand Norbord's North American OSB capacity by 15%

Norbord Inc.	Tel 416 360-2251
Suite 600	Fax 416 360-2273
1 Toronto Street	Barrie.Shineton@norbord.com
Toronto, Ontario	www.norbord.com
Canada M5C 2W4

Developments

Today Norbord announced plans to invest $135 million to increase the size of its OSB mill at Cordele, Georgia, creating one of the largest and lowest cost mills in North America. Expansion of the mill's production capacity to nearly one billion square feet (3/8 inch basis) is expected to be complete in late 2006. The project will increase Norbord's North American OSB production capacity by 15%.

During the first quarter, Norbord repurchased approximately 1.8 million common shares, consistent with a normal course issuer bid. Since November 1, 2004, the Company has repurchased approximately 3.7 million shares at a cost of $36 million.

A special dividend of CAD $1.00 per share, the second in two years, will be distributed on May 20, 2005 to shareholders of record on May 2, 2005. This is in addition to the company's regular annual dividend of CAD $0.40 per share.

Redemption of CAD $60 million Series 1 Preferred Shares at par will take effect May 20, 2005.

Performance

Total OSB production was 3% higher than the previous quarter and 24% higher than the first quarter of 2004. The increase was due to additional OSB capacity from 2004 acquisitions as well as production efficiencies. No scheduled maintenance downtime was taken during the period.

North American OSB manufacturing costs were 6% lower than the previous quarter, largely due to lower costs associated with maintenance at the mills.

North American OSB markets were robust during the first quarter as North American housing starts and permits exceeded 2 million on a seasonally adjusted basis. Benchmark North Central OSB prices in the first quarter averaged $364, compared with $264 in the previous quarter and $423 in the first quarter of 2004.

European OSB prices remained firm during the first quarter, although demand and shipments were lower than the previous quarter. European MDF and particleboard markets strengthened as demand and supply were in better balance than in the comparable period last year. Prices were 13% higher for MDF and 10% higher for particleboard.

Capital spending totaled $14 million during the quarter, mostly directed at environmental and productivity improvements. The Company's capital plan for the year is approximately $115 million, including $35 million related to the Georgia OSB mill expansion. The majority of the capital plan is expected to be completed in the fourth quarter.

Net debt to total capitalization was 29% at the end of the first quarter, comparable to the previous quarter. Annualized return on equity for the quarter was 62%.

Dividend

In addition to the special dividend, the Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2005 to shareholders of record on June 1, 2005. Norbord's common shareholders may participate in the Company's Dividend Reinvestment Plan.

2

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.4 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fibreboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643 - 8838
anita.veel@norbord.com

Annual General Meeting

Norbord's annual general meeting will be held Wednesday April 20, at 10:30 a.m. EDT at the TSX Auditorium, The Exchange Tower, in Toronto, Ontario. The meeting will be webcast live at Norbord's website at www.norbord.com.

Conference Call

Norbord will hold an audio conference call for investors on Wednesday, April 20, 2005 at 2:00 pm (EDT). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until May 18, 2005 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3147770. Audio playback will also be available on the Norbord web site.

3

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 19, 2005

EBITDA, EBITDA margin, ROCE, ROE, net debt, book value per share, capital employed and net debt to capitalization are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Discontinued Operations

Results of the paper and timberlands business (Fraser Papers) have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders.

Operating Results

Continuing operations comprise 11 OSB mills, 3 particleboard plants, 2 MDF (medium density fibreboard) plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The operations are located in the United States, Europe and Canada. All facilities are focused on the manufacture of panelboards and related value added products and consequently the Company reports all operations as a single operating segment.

	1st Qtr	4th Qtr	1st Qtr
(US dollar millions)	2005	2004	2004

Net sales	$404	$335	$348
EBITDA	157	89	155
Depreciation	22	22	19
Capital investments	14	40	5

EBITDA of $157 million was generated in the first quarter of 2005, up sharply from $89 million in the previous quarter and up modestly over the first quarter of 2004. The improvement from the fourth quarter was driven by strong North American OSB pricing. The improvement over the first quarter of 2004 is attributable to a 21% increase in OSB shipments, partially offset by lower North American OSB pricing and higher production costs. EBITDA margins were 39% in the quarter, compared to 27% for the fourth quarter of 2004 and 45% for the first quarter of 2004.

U.S. housing starts exceeded 2.00 million units on a seasonally adjusted basis in the first quarter, in excess of the 1.95 million units in 2004. Favorable demographics and low interest rates continue to drive the demand for housing, the principal market for OSB.

North American OSB markets started the year strong with North Central benchmark OSB prices rising from $315 per Msf (7/16" basis) at the start of the year to peak in early March at $403. Wetter than normal weather throughout the US South and US West slowed job site activity causing prices to drift down through March to end the quarter at $360. The North Central price averaged $364 for the quarter compared to $423 and $264 for the first and fourth quarters of 2004, respectively.

4

First quarter OSB production increased 24% over the same quarter in 2004. Approximately one-quarter of the increase is due to production improvements; one-half is due to the acquisition of the Genk, Belgium mill and the remaining 50% of the Bemidji, MN mill; and the balance is attributable to the longer reporting period. The first quarter of 2005 was five days longer than the first quarter of 2004.

Rising energy prices did not have a significant direct impact on operating costs in the first quarter, as the majority of the mills are energy self-sufficient. However, the increase in natural gas and oil prices continued to negatively impact the price of resin. In addition, wet weather in the US South, and tightening fibre markets in the North Central and Eastern Canada regions have had a negative impact on fibre pricing. North American per unit production costs for OSB, net of employee profit share, have decreased 6% over the fourth quarter of 2004 largely due to lower costs associated with maintenance and slightly lower resin prices. As compared to the first quarter of 2004, production costs have risen almost 10%, principally as a result of the increase in resin and fibre prices. Gains from our Margin Improvement Program have limited the impact of these input cost increases.

European OSB prices continue to be firm, although demand and shipments were lower than the previous quarter due to unseasonable weather in Central Europe. European MDF and particleboard markets strengthened, as demand and supply were in better balance than in the comparable period last year. Realized prices were 13% higher for MDF and 10% higher for particleboard.

Net sales in the quarter were $404 million, compared to $348 million and $335 million in the first and fourth quarters of 2004 respectively. As compared to the first quarter of 2004, the increase was driven by increased sales volume, contributing an additional $65 million, offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $23 million of the sales volume increase.

Interest expense of $7 million and depreciation expense of $22 million were in line with prior quarters.

Pre-tax cash return on capital employed (ROCE) averaged 65% in the quarter. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. Return on common equity (ROE) was 62% on an annualized basis for the quarter, compared to 36% in the first quarter of 2004. The 2004 ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004.

Liquidity and Capital Resources

Cash provided by operating activities was $40 million or $0.27 per share compared to $56 million in the first quarter of 2004. The reduction is principally attributable to higher cash taxes following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at April 2, 2005 was $78 million, as compared to $2 million at December 31, 2004. The Company aims to minimize the amount of capital held as operating working capital. The higher balance is attributable to seasonal factors and compares favourably to the $101 million balance at the end of the first quarter of 2004. Total working capital at April 2, 2005 was $283 million including $205 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $208 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $6 million were utilized for letters of credit at April 2, 2005.

5

Capital investments were $14 million or 64% of depreciation in the quarter. In the first quarter of 2004, the Company acquired the remaining 50% interest in an oriented strand board plant at Bemidji, Minnesota for $34 million.

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses.

Cash dividends of $12 million or CAD $0.10 per share were in line with prior quarters. At April 19, 2005, the Company had 147.8 million common shares outstanding. In addition, 2.3 million employee stock options were outstanding, of which approximately 40% were fully vested.

Norbord's net debt stood at $246 million at April 2, 2005, representing 29% of capitalization, in line with 30% at December 31, 2004. These ratios are at the mid-point of the 20-40% target range. The Company's goal of maintaining a strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Purchase of Common Shares

The Company may purchase on the open market up to 7.5 million common shares, representing 5% of the total shares outstanding, under a share repurchase program. Purchases may be made between November 2, 2004 and November 1, 2005. During the first quarter of 2005, 1.8 million shares were purchased and cancelled at a cost of $19 million. To date a total of 3.7 million shares have been purchased and cancelled at a cost of $36 million under the current program.

Capital Initiatives

In the second quarter of 2005, the Company will pay a special dividend of CAD $1.00 per share (approximately $122 million) and will redeem the Class A Series 1 preferred shares at par (approximately $50 million). These capital initiatives will be funded with cash generated from operations.

Margin Improvements

The Margin Improvement Program (MIP) delivered $5 million in the first quarter of 2005 relative to 2004 measured at constant prices and exchange rates. This helped to offset higher manufacturing costs. Mix and volume initiatives of $12 million were partially offset by cost increases of $7 million. MIP of $33 million, or approximately 3.4% of cash costs, has been targeted in 2005.

Capital Investments

Norbord will add an additional line at its Cordele, Georgia OSB mill, creating one of the largest and most cost efficient OSB mills in the world. Conditional on environmental permitting which is well advanced, the company will add approximately 550 million square feet (3/8" basis) of production capacity at a cost of $135 million. When the expansion is completed in the second half of 2006, the mill will produce approximately one billion square feet of OSB for the strong southern US housing market. Expansion of the Georgia mill is the most economic means of adding capacity, and will further enhance the mill's cost and market position. The project will increase Norbord's North American OSB production capacity by 14%, and will further strengthen its position as the largest OSB producer in the US South.

6

In the first quarter of 2005, capital investments totaled $14 million and were funded with cash generated from operations. The Company's 2005 capital investments are expected to total $115 million including $35 million of the $135 million Georgia mill expansion project. Capital investments are higher than 2004 due to the Georgia mill expansion project and significant environmental capital expenditures aimed at MACT (Maximum Achievable Control Technology) compliance and the completion of the strategic capital projects at Jefferson, TX and Genk, Belgium. Approximately $40 million of the 2005 program will be for sustaining capital - maintenance and environmental.

The foregoing contains a review of developments that impacted on Norbord's performance during the first quarter of 2005. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. The following is a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure of returns provided to common shareholders.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization is a key measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

7

EBITDA
	1st Qtr	4th Qtr	1st Qtr
(US dollar millions)	2005	2004	2004

Earnings	$84	$41	$81
Less: Earnings from discontinued operations	-	-	6
Add: Interest expense	7	6	8
Less: Interest and other income	(1)	(2)	(1)
Add: Income tax	45	22	42
Add: Depreciation	22	22	19

EBITDA	$157	$89	$155

Capital employed
		Apr 2	Dec 31
(US dollars millions)		2005	2004

Property, plant and equipment		$911	$927
Accounts receivable		179	150
Inventory		108	90
Accounts payable and accrued liabilities		(209)	(238)
Other assets		5	5
Unrealized balance sheet hedge losses (1)		(9)	(16)

Capital employed		$985	$918

(1) Included in other liabilities

Net debt
		Apr 2	Dec 31
(US dollars millions)		2005	2004

Long-term debt		$450	$450
Current portion of long-term debt		1	1
Cash and cash equivalents		(205)	(215)

Net debt		$246	$236

Shipments
	1st Qtr	4th Qtr	1st Qtr
	2005	2004	2004

OSB (MMsf-3/8")	1,013	998	836
Particleboard (MMsf-3/8")	213	148	155
MDF (MMsf-3/8")	146	208	146
Plywood (MMsf-3/8")	20	18	19
I-joist (MM lineal feet)	13	15	11

8

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

	Three Months
	Ended
	Apr 2	Mar 27
(US $ millions, except per share information)	2005	2004

Earnings
Net sales	$404	$348

Earnings from continuing operations before interest, income tax
and depreciation	157	155

Interest and other income	1	1
Interest expense	(7)	(8)

Earnings from continuing operations before income tax and
depreciation	151	148

Depreciation	(22)	(19)
Income tax (note 6)	(45)	(42)

Earnings from continuing operations	84	87
Earnings from discontinued operations (note 8)	-	(6)

Earnings	$84	$81

Earnings from continuing operations per common share (note 5)
- Basic	$0.56	$0.59
- Diluted	$0.55	$0.59

Earnings per common share (note 5)
- Basic	$0.56	$0.54
- Diluted	$0.55	$0.54

Retained Earnings
Balance, beginning of period	$387	$245
Earnings	84	81
Preferred share dividends	-	-
Common share dividends	(12)	(11)
Repurchase of common shares (note 4)	(17)	-

Balance, end of period	$442	$315

(See accompanying notes)

9

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	Apr 2	Dec 31
(US $ millions)	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$205	$215
Accounts receivable	179	150
Inventory	108	90
Future income taxes	3	4
	495	459

Property, plant and equipment	911	927
Other assets	5	5

	$1,411	$1,391

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$209	$238
Current portion of long-term debt	1	1
	210	239

Long-term debt (note 3)	450	450
Other liabilities	45	52
Future income taxes	108	102
Shareholders' equity (note 4)	598	548

	$1,411	$1,391

(See accompanying notes)

10

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months
	Ended
	Apr 2	Mar 27
(US $ millions)	2005	2004

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings from continuing operations	$84	$87
Items not affecting cash:
Depreciation	22	19
Future income taxes (note 6)	9	39
Other items	(2)	(2)
	113	143

Net change in non-cash working capital balances	(73)	(87)

	40	56

Investing Activities
Capital investments	(14)	(5)
Acquisition (note 7)	-	(34)
Sale of short-term investment (note 2)	-	60
Other	(6)	(3)

	(20)	(34)

Financing Activities
Repurchase of 6 7/8% debentures (note 3)	-	(20)
Other debt repaid	-	(8)
Dividends	(12)	(11)
Issue of common shares (note 4)	1	5
Repurchase of common shares (note 4)	(19)	-

	(30)	(34)

Increase (decrease) in cash and cash equivalents
from continuing operations	(10)	40
Increase (decrease) in cash from discontinued operations (note 8)	-	(30)

Increase (decrease) in cash and cash equivalents	$ (10)	$10

(See accompanying notes)

11

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principals for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. (formerly Nexfor Inc.) which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements, and have been consistently applied in the preparation of these interim financial statements.

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period's presentation.

Note 2 - Short-term Investment

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD$78, was sold for proceeds of $60 (CAD$78), net of expenses.

Note 3 - Long-term Debt

During the first quarter of 2004, the Company repurchased and cancelled $20 of the 6 7/8% debentures due 2005 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Note 4 - Shareholders' Equity

On April 19, 2005 subsequent to period end, the Company declared a special dividend of CAD$1.00 per common share, payable on May 20, 2005 to shareholders of record on May 2, 2005.

Subsequent to period end, the Company announced its intention to redeem the outstanding Class A Series 1 preferred shares at par value (CAD$60).

The Company repurchased and cancelled 1,780,000 common shares for $19 under a normal course issuer bid during the period.

During the quarter, 269,000 shares were issued as a result of options exercised under the stock option plan for proceeds of $1. In addition, 457,000 options were granted under the stock option plan. Year-to-date, cost of sales includes $1 related to stock based compensation expense.

12

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 5 - Earnings per Common Share

Earnings per common share are calculated as follows:

	Three Months Ended
	Apr 2	Mar 27
	2005	2004

Earnings from continuing operations available to common
shareholders:
Earnings from continuing operations	$84	$87
Less: Preferred share dividends	-	-
	$84	$87

Earnings available to common shareholders:
Earnings	$84	$81
Less: Preferred share dividends	-	-
	$84	$81

Common shares (millions):
Weighted average number of common shares outstanding	149.0	148.4
Stock options	1.3	1.4
Diluted number of common shares	150.3	149.8

Earnings from continuing operations per common share:
Basic	$0.56	$0.59
Diluted	$0.55	$0.59

Earnings per common share:
Basic	$0.56	$0.54
Diluted	$0.55	$0.54

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 6 - Income Taxes

Interim income tax is calculated based on expected annual effective tax rates.

	Three Months Ended
	Apr 2	Mar 27
	2005	2004

Current tax expense	$36	$3
Future income tax expense	9	39
Income tax expense	$45	$42

13

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 7 - Acquisition

In March 2004, Norbord acquired a 50% interest in an oriented strand board plant at Bemidji, Minnesota, bringing Norbord's ownership interest to 100%. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment and $6 to working capital.

Note 8 - Discontinued Operations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution.

Earnings from discontinued operations include the following:

	Three Months Ended
	Apr 2	Mar 27
	2005	2004

Net sales	$-	$221
Pre-tax earnings	-	(9)
Earnings	-	(6)

14

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President & Chief Executive Officer of Norbord Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending April 2, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 19, 2005

/s/ J. Barrie Shineton
J. Barrie Shineton
President & Chief Executive Officer

15

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, John C. Tremayne, Executive Vice-President & Chief Financial Officer of Norbord Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Norbord Inc. (the issuer) for the interim period ending April 2, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 19, 2005

/s/ John C. Tremayne
John C. Tremayne
Executive Vice-President
& Chief Financial Officer

REPORT ON VOTING SECURITIES

Annual Meeting of Shareholders
April 20, 2005

National Instrument 51-1-2 - Section 11.3 (Canada)	Form 6-K
(U.S.A.)

The Annual Meeting of Shareholders of Norbord Inc. (the "Corporation") was held on April 20, 2005 in Toronto, Canada. At this meeting there were 773 shareholders represented in person or by proxy holding 101,591,373 Common shares, representing 68.18% of the 148,990,748 issued and outstanding Common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved unanimously by the Common shareholders.

There were no other matters coming before the meeting that required a vote by the Common shareholders.

NORBORD INC.

/s/ "John Tremayne"
John Tremayne
Executive Vice-President
and Chief Financial Officer

Date: April 20, 2005